Frascona Joiner Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

ph: 303 494 3000

fx: 303 494 6309

April 7, 2008

Donna Levy

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Mail Stop 7010

Washington, D.C. 20549

Re:

Market Data Consultants Inc.

Amendment No. 5 to Registration Statement on Form S-1/A

Filed March 21, 2008

File No. 333-137799

File No. 0-52009

Dear Ms. Levy:

Market Data Consultants, Inc., a Delaware corporation (the “Company”) has filed amendment 6 to its registration statement on Form S-1/A in response to oral comments received from you on March 28, 2008.    In conjunction with filing of this amended registration statement, enclosed please find the Company’s responses to your oral comments.

1.

Please update your disclosures to indicate affirmatively that the contract with MDC Limited has been updated.

Amendment 5 to the registration statement included disclosures in the Risk Factors section (page 10) indicating that the contract with MDC Limited includes a provision for automatic renewal, and that pursuant to that provision, the agreement was automatically renewed for one year as of February 1, 2008.  Additional disclosures regarding renewal of the contract with MDC Limited have been added in the Description of Business section of the registration statement.

2.

Please update the disclosures in Description of Business/Customers and Marketing regarding the Company’s plans to organize in-house information sessions.

The disclosures regarding provision of in-house information sessions have been updated.

3.

File a current consent from the auditors as Exhibit 23.1 to the amended registration statement.

A current consent from the auditors is included as Exhibit 23.1 to the amended registration statement.

.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.